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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                                (Amendment No. 4)*

                         USP Real Estate Investment Trust
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                   903370-10-4
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  April 14, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                363,681
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               -0-
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               363,681
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     363,681
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.4%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 903370-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Steven A. Calabrese
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     US
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               -0-
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 903370-10-4

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 4 to Schedule 13D Statement is filed jointly on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") and Steven A. Calabrese for the purpose of reporting acquisitions by the Fund, and a disposition by Mr. Calabrese, of shares of beneficial interest, $1.00 par value per share (the "Shares"), of USP Real Estate Investment Trust, an Iowa trust ("USP").


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $219,400 with a combination of working capital of the Fund and margin debt from Everen Securities, Inc. ("Everen"). A copy of the agreement setting forth the terms of the Fund's Everen margin debt is attached to the Schedule 13D Statement filed on June 27, 1997 (the "Original Schedule 13D") as Exhibit 7.1.


Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D  is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by USP, there are 3,880,000 Shares outstanding.

     The Fund beneficially owns 363,681 Shares, or approximately 9.4% of the outstanding Shares and Mr. Calabrese owns no Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares owned by the Fund.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, any Shares owned by the Fund.

     Because Mr. Calabrese no longer beneficially owns any Shares, the Voting Agreement dated July 1, 1997 between Mr. Osborne and Mr. Calabrese, which is attached as Exhibit 7.5 to Amendment No. 1 to the Schedule 13D Statement filed on July 14, 1997, has been terminated. Therefore, the Fund and Mr. Calabrese may no longer be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     (c) Since the filing of Amendment No. 3 to the Schedule 13D Statement filed on December 30, 1997 ("Amendment No. 3"), the Fund has purchased 48,500 Shares in open market transactions as set forth below:
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CUSIP No. 903370-10-4


                                              Approximate Per Share Price
           Date          Number of Shares       (Excluding Commissions)
           ----          ----------------     ---------------------------

     January 6, 1998          5,000                    $4.19
     February 19, 1998       15,000                    $4.56
     March 3, 1998            5,000                    $4.63
     March 9, 1998            5,000                    $4.63
     March 13, 1998           4,500                    $4.63
     April 14, 1998          14,000                    $4.50

     Since the filing of Amendment No. 3, Mr. Calabrese sold 8,386 Shares at approximately $4.54 per Share (including commissions) on March 12, 1998 in an open market transaction.

     (d)  Not Applicable.

     (e) Mr. Calabrese ceased to be the beneficial owner of more than 5% of the Shares on March 12, 1998.


Item 7.        Materials to be Filed as Exhibits.

               Exhibit 7.7                  Joint Filing Agreement

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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 24, 1998              TURKEY VULTURE FUND XIII, LTD.



                                   By: /s/ Richard M. Osborne
                                      ---------------------------
                                      Richard M. Osborne, Manager







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CUSIP No. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 24, 1998              STEVEN A. CALABRESE


                                    /s/ Steven A. Calabrese
                                   -------------------------








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CUSIP No. 903370-10-4

                                  Exhibit Index


     Exhibit 7.7    Joint Filing Agreement